RUSSEL METALS INC.

AMENDED AND RESTATED SHARE OPTION PLAN

(as amended October 21, 2002)

ARTICLE 1

Purpose of the Plan

          The purpose of the Plan is to provide directors, officers and full-time employees of the Corporation and its Subsidiaries compensation opportunities that will encourage share ownership and enhance the Corporation's ability to attract, retain and motivate key personnel and reward significant performance achievements.

ARTICLE 2

Defined Terms

          Where used herein, the following terms shall have the following meanings, respectively:

2.1          "Affiliate" means any body corporate which is an "affiliate" within the meaning of the Canada Business Corporations Act, as the same may be amended from time to time;

2.2          "Board" means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee of the board of directors of the Corporation;

2.3          "Business day" means any day, other than a Saturday or Sunday, on which The Toronto Stock Exchange is open for trading;

2.4          "Capital Reorganization" means (a) a reclassification of the Shares into other shares or into other securities (other than a Share Reorganization) or (b) a consolidation, amalgamation or merger of the Corporation with or into any other corporation or entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Shares or a change of the Shares into other shares) or (c) a transfer (other than to a wholly-owned subsidiary of the Corporation) of all or substantially all of the undertaking or assets of the Corporation as an entity or substantially as an entity to another corporation or entity, or (d) a compulsory acquisition of Shares pursuant to section 206 of the Canada Business Corporations Act;

2.5          "Corporation" means Russel Metals Inc. and includes any successor corporation thereof;

2.6          "Eligible Person" means any director or bona fide full-time employee of the Corporation or any Subsidiary;

2.7          "Market Price" of a Share, at any date, shall be the closing price of a Share on The Toronto Stock Exchange (or, if the Shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board) on the Business Day immediately preceding such date.  In the event that the Shares did not trade on the Business Day immediately preceding such date, the Market Price shall be the average of the bid and ask prices of a Share at the close of trading on the Business Day immediately preceding such date.  In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Price of a Share shall be determined by the Board in its sole discretion;

2.8          "mandatory retirement age" means age 65 for any bona fide full-time employee of the Corporation or any Subsidiary and age 70 for any Non-Executive Director of the Corporation;

2.9          "Non-Executive Director" means a director of the Corporation who is not also a bona fide full-time employee of the Corporation or any Affiliate of the Corporation;

2.10          "Option" means an option to purchase Shares granted under the Plan;

2.11          "Option Price" means the price per share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Section 7.1 hereof;

2.12          "Optionee" means a person to whom an Option has been granted;

2.13          "Plan" means the Russel Metals Inc. Amended and Restated Share Option Plan, as the same may be amended or varied from time to time;

2.14          "Public Take-over Bid" means either of the following:

(a)          take-over bid for the Shares in respect of which a take-over bid circular is prepared and sent to Shareholders pursuant to the provisions of the Canada Business Corporations Act and the applicable securities legislation of the provinces of Canada; or

(b)          take-over bid made for the Shares through the facilities of any stock exchange in Canada under the governing rules and regulations of such stock exchange;

2.15          "Share Reorganization" means (a) the issuance by the Corporation of Shares to all or substantially all of the holders of Shares as a stock dividend (other than dividends paid in the ordinary course), (b) a distribution by the Corporation on its outstanding Shares payable in Shares or securities exchangeable for or convertible into Shares (other than dividends paid in the ordinary course), (c) a subdivision by the Corporation of the Shares into a greater number of Shares, or (d) a consolidation by the Corporation of the Shares into a lesser number of Shares;

2.16          "Shares" means the Common Shares of the Corporation or, in the event of an adjustment contemplated by Section 7.1 hereof or a Capital Reorganization, such other shares, securities, cash or other property to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment or as contemplated by section 7.2; and

2.17          "Subsidiary" means any body corporate which is a "subsidiary" as such term is defined in the Canada Business Corporations Act, as the same may be amended from time to time.

ARTICLE 3

Shares Subject to the Plan

                 Options may be granted in respect of authorized and unissued Shares provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 7 hereof shall not exceed 4,500,000 Shares.  In the event of the expiration or other termination of an Option, Shares in respect of which the Option has not been exercised shall be available for Options subsequently granted under the Plan.  No fractional shares may be purchased or issued pursuant to the exercise of any Option granted under the Plan.

ARTICLE 4

Eligibility, Grant and Terms of Options

4.1          Subject to the provisions of the Plan, Options may be granted to Eligible Persons.  Options shall be granted by the Corporation pursuant to the provisions of section 4.2 and may be granted by the Corporation pursuant to decisions of the Board.  Subject to the express provisions of this Plan, the Board shall have the authority, in its sole discretion, to determine the Eligible Persons to whom Options shall be granted, the time when such Eligible Persons shall be granted Options, the number of Shares which shall be subject to each Option, the Option Price of each Share which shall be subject to each Option, the period(s) during which such Options shall be exercisable (whether in whole or in part), and the other terms and provisions (which need not be identical).  In determining the Eligible Persons to whom Options shall be granted and the number of shares for which Options are to be granted to each such Eligible Person, the Board shall give due consideration to the length of service, performance, the amount of earnings and the responsibility and duties of such Eligible Person.

4.2          Each Non-Executive Director shall be granted, without further formality, (a) an initial grant (the "Initial Grant") of an Option to acquire 15,000 Shares upon (i) the date on which the Plan is approved by the shareholders of the Corporation, or (ii) such subsequent date on which such Non-Executive Director is first elected or appointed as a director of the Corporation, and (b) an annual grant (the "Annual Grant") of an Option to acquire 10,000 Shares on the date on which such Non-Executive Director is re-elected as a director, commencing on the date of the first annual meeting of shareholders after the calendar year in which such Non-Executive Director received his or her Initial Grant.  Options granted pursuant to this section 4.2 shall be immediately exercisable with respect to one-third of the Shares subject to the Option and exercisable as to an additional one-third of the Shares subject to the Option on each of the first and second anniversaries of the date of grant.  Options granted pursuant to this section 4.2 shall, subject to any other specific provisions of the Plan, contain the terms and conditions set out in subsections 4.3(a) and (b) and shall have an Option Price equal to the Market Price of the Shares on the date of the grant of the Option.

4.3          Subject as herein and otherwise specifically provided in this Plan, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board provided, however, that if no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)          the period during which an Option shall be exercisable shall be ten years from the date the Option is granted to the Optionee; and

(b)          not more than one-fifth of the Shares covered by the Option may be taken up during any one of such years; provided, however, that if the number of Shares taken up under the Option in any of such years is less than one-fifth of the Shares covered by the Option, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number   of Shares subject to the Option which were purchasable, but not purchased by the Optionee, during such year.

4.4          The Option Price on Shares which are the subject of any Options shall in no circumstances be lower than the Market Price of the Shares on the date of the grant of the Option.

4.5          In no event may the term of an Option exceed ten years from the time of the grant of the Option.

4.6          The total number of Shares to be optioned to any Optionee under this Plan together with any Shares reserved for issuance under options or warrants for services and other share compensation arrangements to such Optionee shall not exceed 5% of the issued and outstanding Shares at the date of the grant of the Option.

4.7          An Option is personal to the Optionee and is non-assignable.

4.8          If, at any particular time, an Option is exercisable as to only part of the Shares to which the Option relates, and if a Public Take-over Bid is made, the Board, in its sole discretion, may determine that the Optionee may forthwith and thereafter until the expiry of the Option in accordance with its terms exercise the Option with respect to all of the Shares to which the Option relates which have not been taken up by the Optionee prior to the date of such determination.

ARTICLE 5

Termination of Employment, Death, Retirement and Resignation

5.1          An Option, and all rights to purchase Shares pursuant thereto, granted to an Eligible Person who dies, may not be exercised by the legal personal representatives of the estate of the Optionee at any time after the earlier of (i) the expiry of the Option in accordance with its terms, and (ii) the end of a period of 18 months after the date of the Optionee's death.

5.2           Subject to 5.3, an Option, and all rights to purchase Shares pursuant thereto, granted to an Eligible Person who subsequently ceases to be an Eligible Person because of retirement or resignation from the Corporation or a Subsidiary or the termination of the employment of such Eligible Person with the Corporation or a Subsidiary, with or without cause, may not be exercised by such Optionee at any time after the earlier of (i) the expiry of the Option in accordance with its terms, and (ii) the end of a period of 30 days from the date the Optionee so ceased to be an Eligible Person.

5.3          An Option, and all rights to purchase Shares pursuant thereto, granted to an Eligible Person who subsequently ceases to be an Eligible Person by reason of retirement or resignation from the Corporation or a Subsidiary at or after mandatory retirement age, may be exercised by the Optionee at any time prior to but not later than the earlier of (i) the expiry of the Option in accordance with its terms, and (ii) the end of a period of four years from the date the Optionee so ceased to be an Eligible Person.  The Board may at any time, in its sole discretion, determine that any particular Option, (vested or unvested) and all rights to purchase Shares pursuant thereto, granted to an Eligible Person who subsequently ceases to be an Eligible Person by reason of retirement or resignation from the Corporation or a Subsidiary prior to normal retirement age or the termination of the employment of such Eligible Person with the Corporation or a Subsidiary, with or without cause, may be exercised by the Optionee at any time prior to but not later than the earlier of (i) the expiry of the Option in accordance with its terms and (ii) the end of a period, specified by the Board at the time of such determination, not exceeding four years from the date the Optionee so ceased to be an Eligible Person.  For greater certainty, the Board may in its sole discretion make any such determination with respect to all or any part of the Options granted to any Eligible Person who has so ceased to be an Eligible Person.

5.4          Options shall not be affected by any change of employment or office of the Optionee where the Optionee continues to be a full-time employee or a director of the Corporation or any of its Subsidiaries.

ARTICLE 6

Exercise of Options

6.1          Subject to the other provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price for the Shares then being purchased.  Certificates for such Shares shall be delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

6.2          Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue shares to an Optionee pursuant to the exercise of an Option shall be subject to:  (a) completion of such registration or other qualifications of such Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (b) the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and (c) the receipt from the Optionee of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.  In this connection, the Corporation shall to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.  The Corporation may endorse such legend or legends upon the certificates for Shares issued pursuant to the exercise of an Option and may issue such "stop transfer" instructions to its transfer agent in respect of such Shares as the Board, in its sole discretion, determines to be necessary or appropriate to:

(a)          prevent a violation of, or to comply with the procedures for an exemption from, the prospectus or registration requirements of applicable securities laws,

(b)          or implement the provisions of this Plan and any agreement between the Corporation and the Optionee with respect to such Shares.

6.3                      The Corporation may require an Optionee exercising an Option granted under this Plan, or disposing of shares acquired pursuant to the exercise of an Option, to reimburse the Corporation of or its applicable Subsidiary, for any taxes required by any governmental regulatory authority to be withheld or otherwise deducted and paid by the Corporation or its applicable Subsidiary in respect of the issuance or disposition of such Shares.  In lieu thereof, the Corporation or its applicable Subsidiary, as the case may be, shall have the right to withhold the amount of such taxes from any other sums due to become due from the Corporation or any of its Subsidiaries to the Optionee upon such terms and conditions as the Board shall prescribe.  The Corporation may, in its discretion, hold the share certificate to which such Optionee is entitled upon the exercise of an Option as security for the payment of such withholding tax liability, until cash sufficient to pay that liability has been accumulated.

ARTICLE 7

Certain Adjustments

7.1                      Subject to section 7.2, appropriate adjustments in the number of Shares subject to the Plan and, as regards Options granted or to be granted, in the number of Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Shares resulting from a Share Reorganization or other relevant changes in the share capital of the Corporation.

7.2                      If and whenever there shall be a Capital Reorganization, any Optionee who exercises an Option after the effective date of the Capital Reorganization (which, in the case of a Capital Reorganization that is a compulsory acquisition of Shares following a take-over bid or issuer bid pursuant to section 206 of the Canada Business Corporations Act, shall be deemed to be the date on which such take-over bid or issuer bid expired) shall be entitled to receive, and shall accept, for the same aggregate Option Price, in lieu of the number of Shares to which such Optionee was therefore entitled upon such exercise, the aggregate amount of cash, shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Optionee had been the registered holder of the number of Shares to which the Optionee was therefore entitled upon such exercise.

ARTICLE 8

Amendment or Discontinuance of Plan

          The Board may, from time to time, amend the Plan, provided that no amendment shall be made without the approval of the Shareholders of the Corporation that will:

(a)          increase the total number of Shares reserved for Options under the Plan (other than an increase resulting from an adjustment provided for in section 7.1),

(b)          reduce the Option Price of any Option granted hereunder (other than adjustments provided for in Section 7.1 hereof), or

(c)          modify the provisions of the Plan relating to eligibility.

The rights and obligations under any Options granted before amendment of the Plan or any unexercised portion of such option shall not be adversely affected by amendment of the Plan or the Option without the consent of the holder of such Option.

ARTICLE 9

Miscellaneous Provisions

9.1          The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates.

9.2          Nothing in the Plan or any Option shall confer upon any Optionee any right to continue in the employ of the Corporation or any of its Subsidiaries or to continue to be an officer, director, or management nominee for election as a director, of the Corporation or any of its Subsidiaries or affect in any way the right of the Corporation or any such Subsidiary to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement or an expression of intent, on the part of the Corporation or any such Subsidiary to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Corporation or any such Subsidiary, or beyond the time at which the Optionee would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any such Subsidiary.

ARTICLE 10

Shareholders' and Regulatory Approval

          The Plan shall be subject to the approval of the shareholders of the Corporation to be given by resolution passed at a meeting of the shareholders of the Corporation and to all requisite acceptances by The Toronto Stock Exchange, the Winnipeg Stock Exchange and the NASDAQ - National Market System.  Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.